Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acqusition Corporation
Commission File No.: 333-132826

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard Propper, MD, Chairman		The Equity Group Inc.
Chardan North China Acquisition Corp.		Adam Prior
(619) 795-4627		(212) 836-9606
aprior@equityny.com
Devin Sullivan
(212) 836-9608
dsullivan@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP. FILES FORM S-4 WITH
SECURITIES AND EXCHANGE COMMISSION

San Diego, CA and Beijing, China - March 30, 2006 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North") and its wholly-owned subsidiary, HLS Systems International Ltd. Announced today that they have filed a Form S-4 with the Securities and Exchange Commission for the purpose of registering the securities to be issued to the stockholders of Chardan North in connection with its previously announced definitive stock purchase agreement to acquire a controlling interest in Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as “HollySys”). Included in this filing are unaudited financial results for HollySys for the six months ended December 31, 2005. (see attached tables). A copy of the filing in its entirety is available at www.sec.gov.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as “HollySys”) and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or

Chardan North China Acquisition Corp.	Page 2
March 30, 2006

regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, including its report on Form 10-KSB for the period ended December 31, 2005 and in the Form S-4 registration statement. The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

The Registration Statement on Form S-4 contains a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus as well as all other relevant documents filed or to be filed with the SEC, because they contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders may obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North’s participants is contained in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants is included in the Registration Statement containing the Proxy Statement / Prospectus.
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Chardan North China Acquisition Corp.	Page 3
March 30, 2006

HOLLYSYS CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

	Years Ended June 30,			Six Months Ended December 31,
	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$32,927,629	$51,224,340	$75,027,422	$38,935,801	$46,916,576
Products sales	3,057,979	1,849,916	4,545,410	1,596,980	2,515,450

Total revenues	35,985,608	53,074,256	79,572,832	40,532,781	49,432,026

Cost of integrated contract	23,347,692	37,569,353	52,164,176	27,399,787	31,949,229
Cost of products sold	1,532,781	338,167	2,518,835	182,027	1,478,696

Gross profit	10,105,135	15,166,736	24,889,821	12,950,967	16,004,101

Operating expenses:
Selling	2,995,307	4,521,884	5,646,565	3,049,084	3,382,998
General and administrative	2,613,109	2,678,262	5,136,383	2,794,272	3,789,349
Research and development	346,243	383,059	202,344	-	-
Impairment loss	621,893	139,937	-	-	-
Loss on disposal of assets	13,020	11,963	29,511	2,806	14,512

Total operating expenses	6,589,572	7,735,105	11,014,803	5,846,162	7,186,859

Income from operations	3,515,563	7,431,631	13,875,018	7,104,805	8,817,242

Other income (expense), net	20,839	31,792	194,547	75,639	(89,846)
Interest expense, net	(903,744)	(832,110)	(555,796)	(197,069	(580,379)
Investment income (loss)	246,764	90,492	664,889	565,835	544,223
Subsidy income	634,612	2,782	2,292,880	1,824,172	2,737,028

Income before income taxes	3,514,034	6,724,587	16,471,538	9,373,382	11,428,268

Income taxes expenses	636,816	947,768	401,468	169,717	249,035

Income before minority interest	2,877,218	5,776,819	16,070,070	9,203,665	11,179,233

Minority interest	650,084	1,041,543	2,366,549	1,632,303	2,184,443

Net income	$2,227,134	$4,735,276	$13,703,521	$7,571,362	$8,994,790

Other comprehensive income (loss):
Translation adjustments	(310)	1,212	(2,119)	270	796,241

Comprehensive income	$2,226,824	$4,736,488	$13,701,402	$7,571,632	$9,791,031